Exhibit 99.2

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	December 31	March 31	June 30	June 30
	2012	2013	2013	2013
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	676,476	1,004,954	1,418,559	231,134
Restricted cash	150,462	161,649	116,171	18,928
Derivative contracts	—	4,020	4,050	660
Accounts receivable - net	956,969	1,131,593	1,163,606	189,593
Notes receivable	2,681	550	50	8
Inventories - net	838,727	776,865	686,570	111,867
Advance to suppliers, net	166,838	178,684	181,160	29,517
Other current assets - net	356,784	268,670	295,363	48,125
Deferred tax assets - net	150,297	139,179	136,205	22,193
Amount due from related parties - net	420,610	418,798	347,379	56,600

Total current assets	3,719,844	4,084,962	4,349,113	708,625

Non-current assets
Fixed assets – net	4,779,873	4,728,164	4,655,408	758,531
Intangible assets – net	335,047	333,274	275,390	44,871
Deferred tax assets - net	107,304	125,742	127,209	20,727
Long-term deferred expenses	25,200	21,743	17,415	2,838
Long-term prepayment	184,065	172,150	154,278	25,137

Total non-current assets	5,431,489	5,381,073	5,229,700	852,104

TOTAL ASSETS	9,151,333	9,466,035	9,578,813	1,560,729

LIABILITIES
Current liabilities
Derivative contracts	17,311	7,845	11,141	1,815
Short-term bank borrowings	1,162,372	1,279,312	1,063,858	173,340
Long-term bank borrowings, current portion	467,204	497,605	111,217	18,121
Accounts payable	1,061,723	942,143	1,139,431	185,654
Notes payable	314,517	294,642	422,275	68,804
Accrued expenses and other liabilities	400,537	355,737	400,878	65,317
Customer deposits	36,314	26,995	51,531	8,396
Unrecognized tax benefit	143,473	143,473	143,473	23,377
Amount due to related parties	72,045	191,473	121,158	19,741

Total current liabilities	3,675,496	3,739,225	3,464,962	564,565

Non-current liabilities
Long-term bank borrowings	2,285,106	2,112,483	2,632,126	428,867
Long-term notes payable	—	627,821	630,722	102,767
Convertible bonds	368,590	390,594	421,018	68,599
Long term payable	50,000	50,000	50,000	8,147
Deferred tax liabilities	24,798	24,651	24,504	3,993

Total non-current liabilities	2,728,494	3,205,549	3,758,370	612,373

TOTAL LIABILITIES	6,403,990	6,944,774	7,223,332	1,176,938

Redeemable ordinary shares	24	24	24	4

EQUITY
Shareholders’ equity
Ordinary shares	316	316	316	51
Additional paid-in capital	4,004,199	4,004,639	4,005,732	652,676
Statutory reserves	174,456	174,456	174,456	28,425
Accumulated deficit	(1,430,433)	(1,656,346)	(1,822,340)	(296,924)
Accumulated other comprehensive loss	(1,219)	(1,828)	(2,707)	(441)

Total shareholders’ equity	2,747,319	2,521,237	2,355,457	383,787

TOTAL EQUITY	2,747,343	2,521,261	2,355,481	383,791

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	9,151,333	9,466,035	9,578,813	1,560,729

	0.00	0.00	0.00	0.00

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended
	June 30	March 31	June 30	June 30
	2012	2013	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues	1,071,715	1,112,898	1,182,799	192,720

Cost of revenues	(1,004,179)	(1,083,999)	(1,117,479)	(182,077)

Gross profit	67,536	28,899	65,320	10,643

Operating expenses
Selling expenses	(75,888)	(82,122)	(95,466)	(15,555)
G&A expenses	(56,918)	(55,070)	(69,422)	(11,311)
R&D expenses	(17,514)	(19,927)	(22,573)	(3,678)

Total operating expenses	(150,320)	(157,119)	(187,461)	(30,544)

Operating loss	(82,784)	(128,220)	(122,141)	(19,901)

Interest expenses	(76,601)	(75,755)	(73,321)	(11,947)
Interest income	4,447	2,337	6,123	998
Exchange gain / (loss)	(41,207)	(28,800)	36,709	5,982
Gain on change in fair value of derivative	6,939	5,021	10,491	1,709
Gain / (loss) on change in conversion feature fair value of convertible bonds	1,150	2,113	(11,253)	(1,834)
Loss on extinguishment of debt	2,455	—	—	—
Other income	2,367	1,517	1,616	263
Other expenses	(5,651)	(3,587)	(11,148)	(1,816)

Net loss before income tax	(188,885)	(225,374)	(162,924)	(26,546)

Income tax expenses	(77,772)	(539)	(3,070)	(500)

Net loss	(266,657)	(225,913)	(165,994)	(27,046)

Net loss attributable to shareholders	(266,657)	(225,913)	(165,994)	(27,046)

Other comprehensive income / (loss), net of tax
Foreign currency translation adjustment	6	(609)	(879)	(143)

Comprehensive loss attributable to ordinary shareholders	(266,651)	(226,522)	(166,873)	(27,189)

Net loss per share
Basic	(0.63)	(0.53)	(0.39)	(0.06)
Diluted	(0.63)	(0.53)	(0.39)	(0.06)

Shares used in computation
Basic	422,023,107	422,857,465	423,111,372	423,111,372
Diluted	422,023,107	422,857,465	423,111,372	423,111,372

Net loss per ADS
Basic	(3.16)	(2.67)	(1.96)	(0.32)
Diluted	(3.16)	(2.67)	(1.96)	(0.32)

ADSs used in computation
Basic	84,404,621	84,571,493	84,622,274	84,622,274
Diluted	84,404,621	84,571,493	84,622,274	84,622,274

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the three months ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
Cash flow from operating activities
Net loss	(266,657)	(225,913)	(165,994)	(27,046)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealised loss / (gain) from derivative contracts	27	(13,486)	3,266	532
Amortization of convertible bonds discount	23,728	24,117	19,171	3,124
Changes in fair value of conversion feature of convertible bonds	(1,140)	(2,113)	11,253	1,834
Loss on extinguishment of debt	(2,455)	—	—	—
Loss from disposal of fixed assets	3,884	1,161	7,394	1,205
Gain from disposal of intangible asset	—	—	(342)	(56)
Depreciation and amortization	88,299	106,477	108,209	17,631
Amortization of long-term deferred expenses	11,015	4,656	8,409	1,370
Reversal of doubtful debt for amount due from related parties	—	—	(7,980)	(1,300)
Write down of inventories	20,395	35,171	37,043	6,036
Stock compensation expense	1,737	440	1,093	178
Warranty provision	9,812	10,023	10,875	1,772
Warranty reversal	(686)	(1,277)	(2,918)	(475)
Deferred tax benefit / (expense)	76,477	(7,467)	1,360	221
Changes in operating assets and liabilities
Restricted cash	(40,184)	2,758	(23,970)	(3,906)
Inventory	(46,166)	26,691	53,252	8,677
Account and notes receivables	(198,484)	(173,102)	(32,392)	(5,278)
Advance to suppliers and long-term prepayments	173,510	69	15,396	2,508
Long-term deferred expenses	(1,484)	—	(505)	(82)
Intangible assets	—	—	56,677	9,235
Other current assets	31,340	90,543	(23,719)	(3,865)
Amount due from related parties	(227,260)	1,812	79,399	12,937
Accounts and notes payable	(40,690)	15,824	333,477	54,335
Accrued expenses and other liabilities	(7,603)	(52,764)	43,977	7,165
Customer deposits	25,906	(9,319)	24,536	3,998
Amount due to related parties	31,230	111,274	(62,161)	(10,128)
Net cash provided by (used in) operating activities	(335,449)	(54,425)	494,806	80,622

Cash flows from investing activities
Acquisition of fixed assets	(39,615)	(201,281)	(58,008)	(9,452)
Change of restricted cash	15,989	(2,202)	4,550	741

Net cash used in investing activities	(23,626)	(203,483)	(53,458)	(8,711)

Cash flows from financing activities
Change of restricted cash	(361,121)	(11,743)	64,898	10,574
Proceeds from short-term bank borrowings	495,694	826,398	374,417	61,006
Proceeds from long-term bank borrowings	1,258,676	—	617,970	100,689
Proceeds from long-term notes payable	—	627,821	2,901	473
Payment of short term bank borrowings	(1,078,660)	(709,458)	(589,871)	(96,111)
Payment for long term bank borrowings	(61,605)	(142,222)	(484,715)	(78,977)
Payment of arrangement fee of long-term loans and long-term notes payable	(10,571)	(2,638)	(10,514)	(1,713)
Payment of arrangement fee of short-term loans	(2,932)	(1,772)	(2,829)	(461)
Net cash provided by (used in) financing activities	239,481	586,386	(27,743)	(4,520)

Unrealised foreign exchange gain/loss
Net increase (decrease) in cash and cash equivalents	(119,594)	328,478	413,605	67,391
Cash and cash equivalents at the beginning of period	1,908,859	676,476	1,004,954	163,743

Cash and cash equivalents at the end of period	1,789,265	1,004,954	1,418,559	231,134

Supplemental disclosure of cash flow information:
Interest paid	47,116	46,594	29,838	4,862
Income tax paid / (refunded)	30,610	362	(18,728)	(3,051)
Realized gain / (loss) from derivative contracts	6,967	(8,465)	13,757	2,242
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(19,837)	(147,125)	(16,710)	(2,723)

	For the three months ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013
	(RMB million)	(RMB million)	(RMB million)	(US$ milllion)
Non-GAAP net loss	(245.9)	(202.9)	(130.0)	(21.2)
Fair value changes of the conversion features of the Convertible bonds	1.1	2.1	(11.3)	(1.8)
Accretion of interest of the Convertible bonds	(21.9)	(25.1)	(24.7)	(4.0)

GAAP net loss	(266.7)	(225.9)	(166.0)	(27.0)

	For the three months ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013
	(RMB)	(RMB)	(RMB)	(US$)
Non GAAP net loss per ADS - Basic	(2.91)	(2.40)	(1.54)	(0.25)
Fair value changes of the conversion features of the Convertible bonds	0.01	0.03	(0.13)	(0.02)
Accretion of interest of the Convertible bonds	(0.26)	(0.30)	(0.29)	(0.05)

Net loss contributed to shareholders per ADS - Basic	(3.16)	(2.67)	(1.96)	(0.32)

ADS (Basic)	84,404,621	84,571,493	84,622,274	84,622,274

	For three months ended			Annualized for the three months ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2012	March 31, 2013	June 30, 2013
Non-GAAP Return on Equity	-7.21%	-9.06%	-6.27%	-28.84%	-36.24%	-25.08%
Fair value changes of the conversion features of the Convertible bonds	0.89%	1.43%	0.47%	3.56%	5.72%	1.88%
Accretion of interest of the Convertible bonds	-0.57%	-0.95%	-1.01%	-2.28%	-3.80%	-4.04%

GAAP Return on equity	-6.89%	-8.58%	-6.81%	-27.56%	-34.32%	-27.24%